Filed Pursuant to Rule 424(b)(3)

Registration No. 333-261645

Prospectus Supplement No. 1

(To Prospectus dated January 14, 2022)

Cerberus Cyber Sentinel Corporation

This prospectus supplement updates and supplements the prospectus dated January 14, 2022 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1, as amended (Registration No. 333-261645), of Cerberus Cyber Sentinel Corporation (the “Company”).

This prospectus supplement is being filed to update and supplement the information set forth in the Prospectus under the captions “Underwriting” and “Beneficial Ownership” in order to disclose that 100,000 shares purchased in this offering were purchased by an entity affiliated with our director, Andrew McCain. The updates to the relevant sections are as follows:

Underwriting

The Underwriter has agreed to sell 100,000 shares of common stock in the offering at the public offering price to an entity affiliated with Andrew McCain, a director of the Company, and pursuant to which Mr. McCain owns a minority interest.

Beneficial Ownership

Security Ownership of Directors and Executive Officers

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent
David G. Jemmett	66,435,000	(1)	49.34%
Bryce Hancock	1,075,000	(3)	<1%
Stephen Scott	18,150,000	(4)	13.48%
Andrew McCain	758,333	(5)	<1%
Robert C. Oaks	383,333	(6)	<1%
Scott Holbrook	383,333	(6)	<1%
Sandra Morgan	108,333	(6)	<1%
Kiki VanDeWeghe	74,997	(6)	<1%
Deb Smith	-	(7)	-
Directors & Executive Officers as a Group (9 persons)	87,368,329		64.82%

* Unless indicated otherwise, the address for each of the above-named holders is the Company’s corporate office address, or c/o Cerberus Cyber Sentinel Corporation 6900 E. Camelback Road, Suite 240, Scottsdale, AZ 85252)

** Percentage of ownership is based on 134,658,649 shares of common stock outstanding on January 20, 2022.

(1) David G. Jemmett, managing member, of Jemmett Enterprises, LLC, has voting and dispositive power over the shares held by Jemmett Enterprises, LLC. Consists of shares held directly and issuable upon the exercise of outstanding options.

(2) Reserved

(3) Mr. Hancock holds options to purchase 3,000,000 shares of the Company’s common stock at an exercise price of $2.00 per share, that vest at a rate of 30% at the one year anniversary from the grant date, with the remainder vesting in twenty-four equal installments on the last day of each month thereafter.

(4) Consists of 12,900,000 shares held directly, 5,000,000 shares beneficially held by TVMT LLC and 250,000 shares beneficially held by JLS 401k Trust.

(5) Consists of (i) 375,000 shares held indirectly as executor of the Andrew and Lucy McCain Family Trust and for which Mr. McCain has voting and dispositive power, and (ii) 383,333 shares issuable upon the exercise of outstanding options. Does not include (i) 1,500,000 shares held by Hensley & Company, Inc. (“Hensley”), an entity for which Mr. McCain serves as President and Chief Operating Officer and in which he owns a minority interest, (ii) 1,500,000 shares issuable to Hensley upon conversion of a convertible promissory note from the Company or (iii) 100,000 shares purchased by Hensley in this public offering.

(6) Consists of shares issuable upon the exercise of outstanding options.

(7) Does not include options to purchase 500,000 shares of the Company’s common stock at an exercise price of $2.00 per share, that vest at a rate of 30% at the one year anniversary from the grant date, with the remainder vesting in twenty-four equal installments on the last day of each month thereafter.

You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. You should not assume that the information provided in this prospectus supplement or the Prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement or the Prospectus, nor any sale made hereunder or thereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement or the Prospectus is correct as of any time after the date of that information.

Our common stock is listed on The Nasdaq Capital Market under the symbol “CISO.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 21, 2022